FIFTH STREET ASSET MANAGEMENT INC.

777 West Putnam Avenue, 3rd Floor

Greenwich, CT 06830

October 28, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-1004

Re:	Fifth Street Asset Management Inc.
Registration Statement on Form S-1 (File No. 333-198613)
Registration Statement on Form 8-A (File No. 001-36701)

Acceleration Request:

Requested Date: October 29, 2014

Requested Time: 4:30 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Fifth Street Asset Management Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the above referenced Registration Statement on Form S-1 (File No. 333-198613) (the “Registration Statement”) so that it may become effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable. The Company also requests that the above-referenced registration statement on Form 8-A be declared effective concurrently with the Registration Statement.

In connection with this acceleration request, the Company hereby acknowledges that:

(a)                should the United States Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(b)                the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

(c)                it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that the staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement.

[SIGNATURE PAGE FOLLOWS]

Respectfully submitted,

FIFTH STREET ASSET MANAGEMENT INC.

By:	/s/ Bernard D. Berman
Name:	Bernard D. Berman
Title:	Co-President and Chief Compliance Officer

[Signature Page - Acceleration Request]

[MORGAN STANLEY & CO. LLC LETTERHEAD]

October 28, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fifth Street Asset Management Inc. Registration Statement on Form S-1 File No. 333-198613

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, Goldman, Sachs & Co., RBC Capital Markets, LLC and Credit Suisse Securities (USA) LLC, as representatives of the several underwriters, hereby join in the request of Fifth Street Asset Management Inc. that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on October 29, 2014 at 4:30 p.m., New York City time, or as soon as practicable thereafter:

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	With respect to a preliminary prospectus dated October 8, 2014:
a.	Dates of distribution: October 9, 2014 through October 21, 2014
b.	Number of prospective underwriters to whom the preliminary prospectus has been furnished: 19
c.	Number of preliminary prospectus so distributed: Approximately 7,951

(ii)	With respect to a revised preliminary prospectus:

a. Expected dated of preliminary prospectus: October 28, 2014

b.	Expected dates of distribution: October 28, 2014 through October 29, 2014
c.	Expected number of prospective underwriters to whom the preliminary prospectus will be furnished: 19
d.	Approximate number of preliminary prospectus expected to be distributed: 2,320

(iii)	We have been informed by the participating underwriters that they have and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature page follows]

MORGAN STANLEY & CO. LLC

By: /s/ Taylor Wright

Name: Taylor Wright
Title: Managing Director

J.P. MORGAN SECURITIES LLC

By: /s/ Ray Craig

Name: Ray Craig
Title: Managing Director

GOLDMAN, SACHS & CO.

By: /s/ Adam Greene

Name: Adam Greene
Title: Vice President

RBC CAPITAL MARKETS, LLC

By: /s/ Eric Purcell

Name: Eric Purcell
Title: Director, Financial Institutions Group

CREDIT SUISSE SECURITIES (USA) LLC

By: /s/ Stephanie M. Ruiz

Name: Stephanie M. Ruiz
Title: Managing Director

[Signature Page – Acceleration Request]